December 12, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re:

Lepota, Inc.

Registration Statement on Form S-1/A Filed December 5, 2014

File No. 333-198808

Dear Mr. Reynolds:

This letter sets forth the responses of Lepota, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of December 11, 2014.  Each numbered paragraph below responds to the comment having the same number in the December 11 comment letter.

Government and Industry Regulation, page 24

1. We reissue the second sentence of prior comment 3. Please clarify the references to accredited testing centers, and state registration carried out by a body authorized by the party.  We note the references to the websites added in response to prior comment 3 and that such websites appear to be in Russian.  Please remove the website URLs from the filing or file the information on those websites as an attachment to the registration statement, as part of the prospectus.  Refer to footnote 41 in Securities Act Release No. 33-7856 for guidance. Also, please comply with Securities Act Rule 403(c)(1) if you elect to include pages from the websites in a foreign language, as part of your document.

We have amended this section of the filing to add reference to accredited testing center, and state registration carried out by a body authorized by the party. We have also removed the website URL from the filing.

Executive Compensation, page 38

2. We reissue prior comment 5.  Please revise the compensation tables to update the total compensation column.

We have revised the compensation table and updated the total compensation column.

.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Iurii Iurtaev

Iurii Iurtaev

President and Principal Executive Officer

Lepota, Inc.

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